Filed by LIN Media LLC
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: LIN Media LLC
Commission File No.: 001-36032
Date: March 21, 2014

Dear Fellow Employees,

This morning, LIN Media announced plans to merge with Media General, another great local television and digital media company. This is an exciting and historic day for our employees and shareholders. In Media General, we found the right partner to deliver significant value for all of our stakeholders. Combined under the Media General brand, we will be the second largest company in the U.S. that is singularly focused on being the leading provider of multiscreen content and marketing solutions. Importantly, we will also have the enhanced scale, breadth and capabilities to compete more effectively in the rapidly evolving media landscape.

I am excited about the opportunity to lead our new company as its President & Chief Executive Officer, and achieve new levels of success.

Other key points from the attached press release include:

•                  The company will be headquartered in Richmond, VA. We expect to maintain a significant corporate and operational presence in Austin, Providence and Indianapolis.

•                  The company will own and operate or service 74 stations across 46 markets, reaching approximately 26.5 million households, or 23%, of U.S. TV households.

•                  The company’s digital media portfolio, which includes LIN Digital, LIN Mobile, Dedicated Media, HYFN, Nami Media and Federated Media, will be the largest and most diversified in the TV broadcasting sector.

•                  Together, we will extend the reach of our unique, local content to consumers on multiple screens, further grow our industry-leading digital business and increase our multiscreen marketing capabilities to capitalize on the high demand for differentiated, best-in-class advertising solutions.

•                  We anticipate closing in early 2015 upon approval by shareholders and regulatory authorities. Until then, LIN Media and Media General will remain separate companies, and it will be business as usual for all of us. The key to our success has been — and will continue to be — you. As we move forward, I ask that you continue to focus on your day-to-day responsibilities, and on providing our viewers and advertisers the premium products and service they value and trust.

As in any transaction of this size, the integration process will take time. In the coming weeks, we will establish a transition-planning team. We will also communicate more information to you as quickly as we can on our transition plans.

You have been an integral part of building LIN Media’s success over the years. Today, that value is being recognized by this opportunity to merge with Media General and to be a part of an industry-leading company that can capitalize on its position of strength, which will create greater opportunities over the long term.

Thank you,

Vince Sadusky

President & CEO

LIN Media

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or LIN to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed merger will occur as currently contemplated, or at all, or that the expected benefits from the transaction will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed merger include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the merger, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this press release include, but are not limited to, Media General’s and LIN  ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN’s respective Annual Reports on Form 10-K for the year ended December 31, 2013, included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Media General and LIN undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN”). In connection with the Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Media General Holdings”), LIN and the other parties thereto (the “Merger”), Media General, Media General Holdings and LIN intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Media General Holdings that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN, MEDIA GENERAL HOLDINGS AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Media General Holdings and LIN with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120 or from LIN by contacting Corporate Communications, by telephone at (401) 457-9501, or by going to LIN’s Investor Relations page on its corporate website at www.linmedia/investor-relations/.com.

PARTICIPANTS IN THE SOLICITATION

Media General and LIN and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 14, 2014, for its 2014 annual meeting of shareholders. Information about LIN’s directors and executive officers is available in LIN TV Corp.’s definitive proxy statement, dated April 12, 2013, for its 2013 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Media General Holdings will file with the SEC when it becomes available.

FOR IMMEDIATE RELEASE

Friday, March 21, 2014

Media General and LIN Media to Combine and Create the Second Largest Pure-Play Television Broadcasting Company

•                          The combined company will include 74 network-affiliated owned or serviced TV stations across 46 markets and will reach 26.5 million, or approximately 23%, of U.S. TV households, subject to certain regulatory divestitures

•                          LIN Media shareholders to receive aggregate consideration of $763 million in cash and 49.5 million shares in stock, via cash-election merger, which if prorated ratably among LIN Media shareholders, results in total consideration that approximates $27.82 per LIN share, based on Media General’s trailing 20-day volume weighted average stock price on March 19, 2014

•                          Transaction enterprise value, including LIN Media’s net debt balance, is $2.6 billion

•                          Pro forma for the merger, LIN Media shareholders will own approximately 36% of the combined company and existing Media General shareholders will retain approximately 64% ownership on a fully diluted basis

•                          Upon closing of the transaction, Vincent L. Sadusky, LIN Media’s President and Chief Executive Officer, will become President and Chief Executive Officer of the new company, to be named Media General

•                          The transaction will generate significant free cash flow and will be immediately accretive on a pro forma free cash flow per share basis

•                          With approximately $150 million of pro forma digital revenues, the combined digital media business will be the largest and most diversified in the TV broadcasting sector

Richmond, VA — Media General, Inc. (NYSE: MEG) and LIN Media LLC (NYSE: LIN) today announced a definitive merger agreement that will create the second largest pure-play television broadcasting company in the U.S.  Under the terms of the agreement, and based on Media General’s trailing 20-day volume weighted average price on March 19, 2014, the shareholders of LIN Media will receive aggregate consideration valued at $1.6 billion in a combination of stock and cash, or approximately $27.82 per share if prorated ratably, which represents a 28% premium to LIN Media’s trailing 20-day volume weighted average price on March 19, 2014.  Based on LIN Media’s pro forma net debt balance of $968 million at December 31, 2013, the transaction enterprise value is approximately $2.6 billion.

As contemplated by the transaction, Media General has formed a new holding company, which after closing will be named Media General.  Media General shareholders will receive one share of the new holding company for each share of Media General that they own upon closing. LIN Media shareholders will receive for each LIN share, at their election, $27.82 in cash or 1.5762 shares of the new holding company, subject to proration.  The aggregate cash amount available for LIN Media shareholders electing cash is $763 million.  Upon the closing of the transaction, LIN Media shareholders will own approximately 36% of the fully-diluted shares of the new holding company.

Together, Media General and LIN Media will own and operate or service 74 stations across 46 markets, reaching approximately 26.5 million households, or 23%, of U.S. TV households. The companies’ current TV portfolio includes 33 Big Four network-affiliated TV stations located in the Top 75 DMAs, 39 Big Four network-affiliated TV stations ranked #1 or #2 in their respective markets and the second-largest CBS affiliate group in the U.S., as measured by revenue.  Media General expects certain of these stations to be swapped or otherwise divested in order to address regulatory considerations. In addition to the websites associated with each TV station, Media

General’s digital media portfolio will include LIN Digital, LIN Mobile, Dedicated Media, HYFN, Nami Media and Federated Media. This portfolio is poised to grow rapidly.

Media General and LIN Media believe the transaction will deliver substantial value to shareholders, customers and employees by creating significant strategic and financial benefits, including:

•                          ownership of marquee TV stations in attractive markets;

•                          industry-leading news and digital operations;

•                          strong asset diversification across broadcast networks and geographic footprint;

•                          approximately $70 million of annual run-rate synergies within three years after closing;

•                          strong balance sheet, significant free cash flow, and an immediately accretive transaction;

•                          expected pro forma net leverage at closing of less than 5.0x, based on 2013/2014 average pro forma adjusted EBITDA; and

•                          the opportunity, post closing, to continue growing and expanding the company.

Upon closing of the transaction, Vincent L. Sadusky, LIN Media’s President and Chief Executive Officer, will become President and Chief Executive Officer of Media General.  J. Stewart Bryan III will continue to serve as Chairman of the Board. The new company will remain headquartered in Richmond, VA.

Media General Chairman Bryan said, “Combining Media General and LIN Media will create the second largest pure-play TV broadcasting company in the United States, a financially strong organization that will have opportunities for profitable growth greater than either company could achieve on its own.  Our two companies share a deep commitment to operating top-rated stations, to providing our local markets with excellent journalism and to engaging in meaningful ways with the communities we serve.  The prospects for digital media growth are particularly exciting.  I look forward to welcoming Vince and LIN Media’s employees to Media General.”

Douglas W. McCormick, Chairman of the Board of LIN Media, said, “We are pleased to have found an outstanding strategic business partner in Media General, with its strong stations, diverse footprint and commitment to lead the industry. Vince and his team have done an exceptional job growing and evolving LIN Media over the years to be one of the most innovative and successful multimedia companies in the business. This merger will create a stronger, more efficient company that can capitalize on its position of great strength. Importantly, it will provide shareholders of both companies with a compelling opportunity to participate in the long-term upside potential of the combined company.”

George L. Mahoney, President and Chief Executive Officer of Media General, said, “This merger is a game changing opportunity for both companies, substantially increasing shareholder value, providing a strong balance sheet and creating immediate and very significant free cash flow that will enable further growth.  We’ve long admired LIN Media and, as we’ve gotten to know their organization better as this transaction has developed, we are more certain than ever that our shared values and common culture will benefit both our stations and the communities we serve.  We look forward to a seamless integration of the two companies as we also deliver quickly on the synergies we have identified.  It is a terrific transaction.”

Vincent L. Sadusky, President and Chief Executive Officer of LIN Media, said, “This is an exciting and historic day for both companies. The merger of two highly respected broadcasters with superior television and digital assets creates maximum value for shareholders and provides us the scale, breadth and resources to compete more effectively in the rapidly evolving media landscape. Together, we will be able to better serve our local communities throughout our significant and diverse geographic footprint and further grow our national digital business. I am honored to lead our new company, deliver important synergies and achieve new levels of success.”

RBC Capital Markets has agreed to provide $1.6 billion in total committed financing to Media General in support of the transaction.  At closing, pro forma net leverage is expected to be less than 5.0x, based on 2013/2014 average year pro forma adjusted EBITDA.

The new Media General common stock will be listed on the NYSE and trade under the symbol MEG, subject to NYSE approval of the listing of the new shares.  Upon the closing, the initial Board of Directors of Media General will consist of 11 directors, seven of which will be designated by Media General and four of which will be designated by LIN Media.  Mr. Sadusky will be one of the four directors designated by LIN Media.

The transaction has been unanimously approved by the Media General Board of Directors and the LIN Media Board of Directors.  The transaction is subject to customary closing conditions for a transaction of this nature, including the approval of Media General and LIN Media shareholders, the Federal Communications Commission, clearance under the Hart-Scott-Rodino Antitrust Improvements Act and customary third-party consents. The companies anticipate that station divestitures in certain markets will be required in order to address regulatory considerations. Media General and LIN Media will convene special shareholder meetings to vote on the transaction.  Royal W. Carson, III, a director of LIN Media, and affiliates of HM Capital Partners I LP HMC, who together beneficially own all of the LIN Media Class C shares and therefore possess 70% of LIN Media LLC’s combined voting power, have agreed to vote in favor of the transaction.  Affiliates of Standard General, which hold approximately 30% of Media General’s shares, have also agreed to vote in favor of the transaction.  The time, location and other details regarding these meetings will be communicated to each company’s respective shareholders at a later date.  Media General and LIN Media will file a joint proxy statement with the SEC regarding the transaction.  The transaction is expected to close in early 2015.

The merger agreement will be included in a Form 8-K to be filed shortly with the SEC.  The 8-K filing will be available on Media General’s website www.mediageneral.com in the Investor Relations section.

The merger agreement provides for a so-called “window-shop” period through April 25, 2014, during which LIN Media may provide certain information to third parties who submit an acquisition inquiry (subject to certain procedures).  In addition, subject to certain procedures, LIN Media is permitted to enter into discussions and negotiations with third parties that submit a qualifying superior acquisition proposal, and may enter into or recommend a transaction with third parties that submit a qualifying superior acquisition proposal.  A successful competing bidder who makes a qualifying superior acquisition proposal during the window-shop period and who enters into a qualifying superior transaction with LIN Media prior to May 15, 2014 would bear a $26,600,000 termination fee (approximately 1.625%).  For a competing bidder who did not submit a qualifying superior acquisition proposal during the window-shop period or who does not enter into a qualifying superior transaction with LIN Media prior to May 15, 2014, the termination fee would be $57,300,000.

RBC Capital Markets, LLC is providing financial advice and Fried, Frank, Harris, Shriver & Jacobson LLP is serving as legal advisor to Media General.  J. P. Morgan is providing financial advice and Weil, Gotshal & Manges LLP is serving as legal advisor to LIN Media.

Investor Conference Call

Media General and LIN Media will hold a joint conference call with investors to discuss this announcement today at 10 a.m. Eastern Time.  The conference dial-in number is (800) 708-4539 for U.S. callers and (847) 619-6396 for international callers.  The pass code is 36946644.  A live webcast will be accessible through Media General’s website, www.mediageneral.com.  To access the live webcast, click on the link to the webcast on the home page.  Allow at least 10 minutes to access Media General’s home page and complete the links before the webcast begins.  A telephone replay of the call will be available through March 28, 2014 by dialing (888) 843-7419 and using the pass code 36946644.

About Media General

Media General, Inc. is a leading local television broadcasting and digital media company, providing top-rated news, information and entertainment in strong markets across the U.S. The company owns or operates 31 network-affiliated broadcast television stations and their associated digital media and mobile platforms, in 28 markets. These stations reach 16.5 million, or 14%, of U.S. TV households.  Sixteen of the 31 stations are located in the top 75 designated market areas. Media General first entered the local television business in 1955 when it launched WFLA in Tampa, Florida as an NBC affiliate. The company subsequently expanded its station portfolio through acquisition. In November of 2013, Media General and Young Broadcasting merged, combining Media General’s 18 stations and Young’s 13 stations.

About LIN Media

LIN Media is a local multimedia company that operates or services 43 television stations and seven digital channels in 23 U.S. markets, along with a diverse portfolio of websites, apps and mobile products that make it more convenient to access its unique and relevant content on multiple screens. LIN Media’s highly-rated television stations deliver important local news and community stories along with top-rated sports and entertainment programming to 10.5% of U.S. television homes.  The Company’s growing digital media portfolio helps agencies and brands effectively and efficiently reach their target audiences at scale by utilizing its ComScore Top 15 Video and Top 25 Display market share, and the latest in conversational marketing, video, display, mobile, social intelligence and monetization, as well as reporting across all screens.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or LIN Media to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed merger will occur as currently contemplated, or at all, or that the expected benefits from the transaction will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed merger include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the merger, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN Media, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this press release include, but are not limited to, Media General’s and LIN Media’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN Media, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN Media’s respective Annual Reports on Form 10-K for the year ended December 31, 2013, included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN Media’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Media General and LIN Media undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN Media”).  In connection with the Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Media General Holdings”), LIN Media and the other parties thereto (the “Merger”), Media General, Media General Holdings and LIN Media intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Media General Holdings that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN MEDIA, MEDIA GENERAL HOLDINGS AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Media General Holdings and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Media General and LIN Media and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN Media in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 14, 2014, for its 2014 annual meeting of shareholders. Information about LIN Media’s directors and executive officers is available in LIN TV Corp.’s definitive proxy statement, dated April 12, 2013, for its 2013 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Media General Holdings will file with the SEC when it becomes available.

Contacts

For Media General:

Lou Anne J. Nabhan

Vice President, Corporate Communications

804-887-5120

lnabhan@mediageneral.com

For LIN Media:

Courtney Guertin 401-457-9501

Corporate Communications

courtney.guertin.@linmedia.com